



16003974

SE

SEC
Mail Pro **ANNUAL AUDITED REPORT**
Section **FORM X-17A-5**
FEB 29 2016 **PART III**

Washington DC FACING PAGE

SEC FILE NUMBER
8- 6 5 8 4 5

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2015_____ AND ENDING____12/31/2015_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANDLEWOOD SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

526 SUPERIOR AVE. EAST, SUITE 1200
                                    (No. and Street)

CLEVELAND   OHIO   44114
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
                                    (Name – if individual, state last, first, middle name)

32125 SOLON ROAD   SOLON   OHIO   44139
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___STEPHEN J. LATKOVIC_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___CANDLEWOOD SECURITIES LLC_____ , as
of ___DECEMBER 31_____, 20__15____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___MANAGING DIRECTOR_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2015 to December 31, 2015

Candlewood Securities LLC
(Name of Respondent)

526 Superior Ave., East, Ste. 1200
Cleveland, Ohio 44114
(Address of Principal Executive Office)

Mr. Stephen Latkovic
Candlewood Securities LLC
526 Superior Ave., East, Ste. 1200
Cleveland, Ohio 44114
(216) 472-6660
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

CANDLEWOOD SECURITIES, LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

Members
Candlewood Securities, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Candlewood Securities, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Candlewood Securities, LLC at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.   In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

February 25, 2016

CANDLEWOOD SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

ASSETS

Cash	$	18,242
Accounts receivable		70,000
Prepaid expenses		7,055
TOTAL ASSETS	$	95,297

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$	3,735
Accrued Commissions		64,838
TOTAL LIABILITIES	$	68,573
MEMBERS' EQUITY		26,724
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	95,297

CANDLEWOOD SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2015

REVENUES	$ 542,742
OPERATING EXPENSES	
Legal and Professional Fees	$ 41,596
Commission Expense	471,629
Regulatory Expense	11,387
Occupancy and Shared Expenses	12,832
Other	1,021
	$ 538,465
NET INCOME	$ 4,277

CANDLEWOOD SECURITIES, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

BALANCE, January 1, 2015	$	19,447
Contributions		16,000
Distributions		(13,000)
Net Income		4,277
BALANCE, December 31, 2015	$	26,724

CANDLEWOOD SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income $ 4,277
    Adjustments to income in operations:
        Change in assets and liabilities:
            Increase in accounts receivable   (70,000)
            Decrease in prepaid expenses   499
            Increase in accounts payable   2,667
            Increase in accrued commissions   64,838

NET CASH USED IN OPERATING ACTIVITIES   (1,996)

CASH FLOWS FROM FINANCING ACTIVITIES
    Members' contributions   16,000
    Member's distributions   (13,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES   3,000

NET INCREASE IN CASH   5,281

CASH, beginning of year   12,961

CASH, end of year $ 18,242

Notes to Financial Statements

December 31, 2015

NOTE A - Summary of significant accounting policies

Business activity
Candlewood Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides general investment banking and advisory services to a wide array of clients, ranging from start-ups to publicly traded companies. Its broker-dealer services focus primarily on private placements for closely-held companies or institutional investment funds.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its members possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by agreement of the members.

As a member of the Financial Industry Regulatory Authority (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $14,507 at December 31, 2015. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 4.73 to 1 at December 31, 2015.

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Income taxes
The Company, with the consent of its members, was formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, Income Taxes (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2015, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2012.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Revenue is recognized upon the completion of a transaction.

Evaluation of subsequent events

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 25, 2016 which is the date that the financial statements were issued for possible recognition or disclosure in the financial statements. Effective January 1, 2016, the Company became a wholly-owned subsidiary of Candlewood Partners, LLC. In accordance with FINRA Rule 1017, the Company filed a Continuing Membership Application that was approved by FINRA in November 2015.

NOTE B - Related party

Candlewood Partners, Inc. and Candlewood Partners, LLC are related parties by common ownership. The Company has a services agreement with both related parties. A management fee of $2,000 was paid to Candlewood Partners, Inc. during the year ended December 31, 2015.

The Company is party to an operating agreement with Candlewood Partners, Inc., whereby the Company pays $440 per month for rent and utilities incurred by Candlewood Partners on behalf of the Company. Expenses of $5,280 were reported by the Company related to this agreement for the year ended December 31, 2015.

CANDLEWOOD SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total members' equity from statement of financial condition	$	26,724
Deductions and/or charges:		
Accounts receivable ($70,000 less allowed offset of $64,838 for accrued commissions)		(5,162)
Prepaid expenses		(7,055)
Total non-allowable assets		(12,217)
Net capital before haircuts on securities positions		14,507
Haircuts on securities		--
NET CAPITAL	$	14,507

AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	68,573
Percentage of aggregate indebtedness to net capital		4.73 to 1.0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,574
Minimum dollar required net capital	$	5,000
Net capital requirement	$	5,000
EXCESS NET CAPITAL	$	9,507

Statement Pursuant to Rule 17a-5(d)(2)(iii)

Reconciliation with Company's computation of net capital as presented in
Part IIA of Form X-17A-5 as of December 31, 2015

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$	14,507
Net Capital as reported above	$	14,507

A reconciliation to the Company's Computation of Net Capital as reported above from Part IIA of Form X-17a-5 consists of a decrease in Members' equity of $1,075 and a decrease in non-allowable assets of $1,075, resulting from adjusting journal entries recorded by the Company. As indicated above, the reconciling items have no impact on Net Capital.



Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road
Cleveland, OH 44139

Independent Accountant's Report on Applying Agreed-Upon Procedures

Members
Candlewood Securities, LLC
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Candlewood Securities, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Candlewood Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Candlewood Securities, LLC's management is responsible for Candlewood Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the General Assessment Reconciliation (Form SIPC-7) with the respective cash disbursement records entries of Candlewood Securities, LLC, noting no differences;

2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015, noting an increase in total revenue of $70,000 on the audited form X-17A-5 resulting from an adjusting journal entry.

3. Compared any adjustments reported in the General Assessment Reconciliation (Form SIPC-7) with supporting schedules and working papers prepared by Candlewood Securities, LLC, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the General Assessment Reconciliation (Form SIPC-7) and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment, as applicable, with the General Assessment Reconciliation (Form SIPC-7) on which it was originally computed, noting no differences.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Cleveland, Ohio
February 25, 2016


SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
17*17*******2251*********************MIXED AADC 220
065845   FINRA   DEC
CANDLEWOOD SECURITIES LLC
526 SUPERIOR AVE E STE 1200
CLEVELAND OH 44114-1408
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debbie Lipstreu
216-472-6668

2. A. General Assessment (item 2e from page 2) $ _1181 85_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_⟨203.56⟩_)

   _____
   Date Paid

   C. Less prior overpayment applied   (_- 0 -_)

   D. Assessment balance due or (overpayment)   _978 29_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _- 0 -_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _978 29_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _978 29_

   H. Overpayment carried forward $(_- 0 -_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Candlewood Securities LLC
(Name of Corporation, Partnership or other organization)

Deborah Lipstreu
(Authorized Signature)

Manager
(Title)

Dated the _8th_ day of _January_, 20 _16_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 472,741 ^{71}

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions -0-

2d. SIPC Net Operating Revenues $ 472,741 ^{71}

2e. General Assessment @ .0025 $ 1181.85

(to page 1, line 2.A.)

2

 Tel: 440-248-8787   32125 Solon Road
Fax: 440-248-0841   Cleveland, OH 44139
www.bdo.com

Report of Independent Registered Public Accounting Firm

Members
Candlewood Securities, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Candlewood Securities, LLC SEC Rule 15c3-3 Exemption Report, in which (1) Candlewood Securities, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Candlewood Securities, LLC claimed an exemption from Rule 15c3-3 (k)(2)(i) (the "exemption provision") and (2) Candlewood Securities, LLC stated that Candlewood Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Candlewood Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Candlewood Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

February 25, 2016

Candlewood Securities LLC
526 Superior Ave East, Suite 1200
Cleveland, Ohio 44114

February 25, 2016

Candlewood Securities LLC

SEC RULE 15c3-3 EXEMPTION REPORT

To the best of its knowledge and belief, Candlewood Securities LLC states the following:

Candlewood Securities LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule)
pursuant to exemptive paragraph 15c3-3(k)(2)(i).

Candlewood Securities LLC has met the identified exemptive provision noted above throughout
the most recent fiscal year of 2015 without exception.

I, Stephen J. Latkovic, affirm that, to the best of my knowledge and belief, this Exemption Report
is true and correct.

Sincerely,

Stephen J. Latkovic
Managing Director/CCO

CANDLEWOOD SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015